October 9, 2019

Sonny Oh, Esq.
U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price International Funds, Inc. (“Registrant”)
 on behalf of the following series and classes:

  T. Rowe Price China Evolution Equity Fund (the “Fund”)
   Investor Class
   I Class (each, a “Class” and together, the “Classes”)

 File Nos.: 002-65539/811-2958

Dear Mr. Oh:

The following is in response to your comments provided on September 25, 2019, regarding the Registrant’s registration statement filed on Form N-1A on August 9, 2019 (the “Registration Statement”). Your comments and our responses are set forth below.

General

Comment: The name attached to the series and class identifiers for the series and the investor class are identical. The SEC’s recommendation is to differentiate the investor class in some way, for example, by listing the class as “T. Rowe Price China Evolution Equity Fund—Investor Class.”

Response: The series and Investor Class share the same name in the fund’s organizational documents filed with the state of Maryland, and we use those same series and class names in most fund agreements and on EDGAR.

Prospectus

Comment: If you intend to use I Class shares as “clean shares,” please be sure to satisfy the disclosure requirements of the Capital Group no-action letter (Jan. 11, 2017). For example, please identify all clean share classes in the second sentence under the heading “Fees and Expenses.”

Response: We intend to modify the second sentence under the heading “Fees and Expenses” as follows (new language underlined):

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. You may also incur brokerage commissions and other charges when buying or selling shares of the Investor Class and I Class, which are not reflected in the table.

Comment: With respect to footnotes c and d under the Fees and Expenses table, the second sentence states, “[t]he agreement may be terminated at any time after February 28, 2022, with approval by the fund’s Board of Directors.” Please confirm whether this means that the agreements cannot be terminated prior to that date. If appropriate, please modify the disclosure to clarify that “…the agreement may only be terminated after February 28, 2022, with approval by the fund’s Board of Directors.”

Response: We confirm that the expense limitation agreements can only be terminated after February 28, 2022, with approval by the fund’s Board of Directors. We intend to modify the disclosure by adding the word “only” as suggested.

Comment: Please add a reference to “P-Notes” in the parenthetical in the second to last sentence in the first paragraph under “Principal Investment Strategies” on page 2.

Response: We intend to modify the sentence as follows (new language underlined):

The fund may also gain exposure to Chinese equities through depositary receipts and equity-linked certificates or notes (also called participation notes or P-Notes).

Comment: The first paragraph under the heading “Principal Investment Strategies” states, “[f]or purposes of determining whether the fund invests at least 80% of its net assets in Chinese companies, the fund relies on the country assigned to a security by MSCI Inc. or another unaffiliated data provider.” The second paragraph under the heading “Principal Investment Strategies” provides detail on different types of shares that the fund may purchase. Please clarify whether each of these are related to the MSCI determinations.

Response: The fund has adopted an 80% policy pursuant to which the fund normally invests at least 80% of its net assets (including any borrowings for investment purposes) in equity securities and equity related investments of Chinese companies. For purposes of determining whether the fund invests at least 80% of its net assets in Chinese companies, the fund relies on the country assigned to a security by MSCI Inc. or another unaffiliated data provider. Securities that have been assigned “Chinese” by MSCI Inc. or another third party data provider may include a variety of companies, including those whose shares are denominated in many different currencies (including Renminbi, mainland China’s currency, the Hong Kong dollar, or the U.S. dollar) and traded in a variety of countries, including China, Hong Kong, Singapore, or otherwise outside of China. For clarity, we intend to modify the second paragraph under the heading “Principal Investment Strategies” as follows (new language underlined):

The fund may invest in Chinese companies listed on the Shanghai and Shenzhen Stock Exchanges such as “A-shares” (which are denominated in Renminbi, “RMB,” mainland China’s currency) and shares of Chinese companies denominated in other currencies (such as the Hong Kong dollar or U.S. dollar) that trade in China, Hong Kong, Singapore, or otherwise outside of China.

Comment: Under the heading “Principal Investment Strategies,” you state that “[t]he fund’s adviser relies on a global team of investment analysts dedicated to in-depth fundamental research in an effort to identify companies for the fund’s portfolio.” Please confirm whether there is a team of portfolio managers as opposed to a single portfolio manager and reconcile with the single portfolio manager listed on page 5. If the fund has a single portfolio manager with a team of research analysts, please describe the relationship of the analysts to the fund.

Response: The fund has a single portfolio manager, as stated on pages 5 and 8 of the prospectus. Investment analysts at T. Rowe Price do not have portfolio management responsibilities but instead research and focus on specific issuers, companies, or market segments, and their research supports a variety of T. Rowe Price products. T. Rowe Price has established an Investment Advisory Committee with respect to the fund. The committee chairman (the portfolio manager) has day-to-day responsibility for managing the fund’s portfolio and works with the committee in developing and executing the fund’s investment program. We note that the fund’s committee members had not yet been finalized for the initial registration statement filing but will be included in the next filing.

Comment: With respect to the bulleted list under the heading “Principal Investment Strategies,” please consider listing these characteristics in order of significance. In addition, please provide a more detailed explanation of the filters applied to the securities would give investors a better sense of what the fund intends to hold.

Response: We intend to modify the disclosure as follows:

The adviser takes a style-agnostic approach and aims to identify mispriced companies with opportunities driven by change. The types of change we screen for include:

• new technology or unique product offerings;

• significant market share changes;

• product cycle opportunities;

• attractive or improving industry or sector; and

• companies expected to benefit from management changes, regulatory changes, or new business models;

The adviser also considers the following key characteristics of each company:

• management’s depth, adaptability and integrity;

• overall financial health and stability of cash flow; and

• attractive valuation.

Comment: Under the heading “Principal risks,” please reorganize the risks in the order that are most likely to adversely affect the fund’s net asset value, yield, and total return rather than listing in alphabetical order. Please note that after listing the most significant risks, the remaining risks can be alphabetized. See Accounting and Disclosure Information (ADI) 2019-08.

Response: The risks are not currently organized in alphabetical order. However, we have reviewed the risks and have reorganized them in the order most likely to affect the fund’s net asset value, yield, and total return.

Comment: Since emerging markets risk is listed as a principal risk in section 1, please provide a fuller discussion of this risk in section 2, and please mention that the fund can invest in emerging market countries in the discussion of the fund’s principal investment strategies. Please also disclose how the fund determines what is an emerging market country in section 2.

Response: We note that section 2 of the prospectus currently has the following disclosure:

Emerging markets risks Investments in emerging markets are subject to the risk of abrupt and severe price declines. The economic and political structures of emerging market countries, in most cases, do not compare favorably with the U.S. or other developed countries in terms of wealth and stability, and their financial markets often lack liquidity. These economies are less developed, can be overly reliant on particular industries, and are more vulnerable to the ebb and flow of international trade, trade barriers, and other protectionist or retaliatory measures. Governments in many emerging market countries participate to a significant degree in their economies and securities markets. As a result, foreign investments may be restricted and subject to greater government control, including repatriation of sales proceeds. Emerging market securities exchanges are more likely to experience problems with the clearing and settling of trades, as well as the custody of holdings by local banks, agents, and depositories. In addition, the accounting standards in emerging market countries may be unreliable and could present an inaccurate picture of a company’s finances. Some countries have histories of instability and upheaval that could cause their governments to act in a detrimental or hostile manner toward private enterprise or foreign investment. Investments in countries or regions that have recently begun moving away from central planning and state-owned industries toward free markets should be regarded as speculative.

While some countries have made progress in economic growth, liberalization, fiscal discipline, and political and social stability, there is no assurance these trends will continue. Significant risks, such as war and terrorism, currently affect some emerging market countries. The fund’s performance will likely be hurt by exposure to nations in the midst of hyperinflation, currency devaluation, trade disagreements, sudden political upheaval, or interventionist government policies. The volatility of emerging markets may be heightened by the actions (such as significant buying or selling) of a few major investors. For example, substantial increases or decreases in cash flows of mutual funds investing in these markets could significantly affect local securities prices and, therefore, could cause fund share prices to decline. All of these factors make investing in such countries significantly riskier than investing in other countries, and any one of these factors could cause the fund's share price to decline.

We intend to add the following to the second paragraph under the heading “Principal Investment Strategies”:

Many of the countries in which the fund invests, including China, Taiwan, and South Korea, are considered emerging markets.

Lastly, we intend to modify the disclosure under the heading “Investment Policies and Practices” as follows (new language underlined):

The fund generally relies on the country assigned to a security by MSCI Inc., a third-party provider of benchmark indexes and data services, or another unaffiliated data provider. The fund generally also relies on MSCI Inc. or another unaffiliated data provider to determine which countries are considered emerging markets. The data providers use various criteria to determine the country to which a security is economically tied. Examples include the following: (1) the country under which the issuer is organized; (2) the location of the issuer’s principal place of business or principal office; (3) where the issuer’s securities are listed or traded principally on an exchange or over-the-counter market; and (4) where the issuer conducts the predominant part of its business activities or derives a significant portion (e.g., at least 50%) of its revenues or profits.

Comment: In the table that appears under the heading “Management” on page 5, please show the month and year rather than just the year in both of these columns.

Response: Until this fund has more than one year of performance history, we will show both the month and year as suggested.

Comment: Please explain the relationship between the investment advisory committee and the portfolio manager in the statutory section of the prospectus.

Response: We note that the statutory section of the prospectus states the following under the heading “Portfolio Management”:

T. Rowe Price has established an Investment Advisory Committee with respect to the fund. The committee chairman has day-to-day responsibility for managing the fund’s portfolio and works with the committee in developing and executing the fund’s investment program.

As such, we do not intend to add additional disclosure at this time. We note that the committee members were not yet finalized for the initial filing on August 9, 2019 but will be included in the next filing.

Comment: Please modify the first sentence under the heading “Purchase and Sale of Fund Shares” to clarify that the Investor Class generally requires a $2,500 minimum initial investment.

Response: We intend to modify the sentence as follows (new language underlined):

The Investor Class generally requires a $2,500 minimum initial investment ($1,000 minimum initial investment if opening an IRA, a custodial account for a minor, or a small business retirement plan account).

Comment: With respect to the references to the “Shanghai-Hong Kong and Shenzhen-Hong Kong Stock

Connect programs (collectively, ‘Stock Connect’)” and the “Qualified Foreign Institutional Investor and Renminbi (‘RMB’) Qualified Foreign Institutional Investor systems” that appear under the heading “More Information About the Fund’s Principal Investment Strategies and Its Principal Risks,” please describe these systems in more detail and explain what each of these are.

Response: We intend to modify the third paragraph under the heading “More About the Fund’s Principal Investment Strategies and Its Principal Risks” as follows (new language underlined):

China A Shares (shares of companies based in mainland China that trade on the Shanghai Stock Exchange and the Shenzhen Stock Exchange) are only available to non-mainland China investors like the fund through the Qualified Foreign Institutional Investor and RMB Qualified Foreign Institutional Investor systems (collectively, the “QFII Programs”) or the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect programs (collectively, “Stock Connect”). The QFII Programs permit qualified foreign institutional investors such as T. Rowe Price to invest directly in China’s capital market if the institutional investor holds a QFII license and meets certain other requirements. Stock Connect is a joint securities trading and clearing program designed to permit mutual stock market access between mainland China and Hong Kong. By using Stock Connect, foreign investors such as the fund are able to buy eligible China A shares listed on mainland China stock exchanges. Stock Connect and the QFII Programs are subject to certain restrictions, including quota limitations, and regulatory changes from time to time.

Comment: The disclosure under the heading “More Information About the Fund’s Principal Investment Strategies and Its Principal Risks” states, “[i]n addition to investments in China, Taiwan, and Hong Kong, the fund may invest in companies listed in other countries including, but not limited to, Japan and South Korea.” Please make sure that this is appropriately disclosed in the summary section of the prospectus.

Response: We note that the summary prospectus currently states: “In addition to investments in Chinese companies, the fund may also invest up to 20% of its net assets in companies in other countries, such as Hong Kong, Japan, South Korea, or Taiwan.” We also have included relevant risk disclosure addressing these investments including foreign investing risk, geographic concentration risk, and emerging markets risk. As such, we do not feel that additional disclosure in the summary prospectus is necessary.

Comment: Please provide a more detailed version of active management risk (reflected on page 5) to the statutory section of the prospectus.

Response: We intend to add the following risk disclosure to the statutory section of the prospectus:

Active management risks The investment adviser’s judgments about the attractiveness, value, or potential appreciation of the fund’s investments may prove to be incorrect. The fund could underperform other funds with a similar benchmark or similar objectives and investment strategies if the fund’s overall investment selections or strategies fail to produce the intended results.

In addition, we will replace the risk disclosure included in the summary section with the following:

Active management risks The securities selected by the fund’s investment adviser may underperform the markets, the relevant indices or the securities selected by other funds with similar investment objectives and investment strategies.

Comment: Please move the second paragraph under Cybersecurity risks so that it appears as the second paragraph under Derivatives risks instead.

Response: We intend to modify the disclosure as suggested.

Comment: Section 9(a) of Form N-1A requires that the investment objective be restated in the full discussion of the principal investment strategies and risks.

Response: We intend to add the investment objective to the statutory section of the prospectus, as required by Item 9(a) of Form N-1A.

Comment: Non-principal investment policies and practices and related risk disclosure should be discussed in the statement of additional information (“SAI”). Alternatively, if you are going to keep non-principal strategies and risks in the statutory section of the prospectus, you should delineate between principal and non-principal risks in the discussion that appears under the heading “Investment Policies and Practices.”

Response: We intend to modify the first paragraph that appears after the heading “Investment Policies and Practices” as follows for clarity (new language underlined):

This section provides a more detailed description of the various types of portfolio holdings and investment practices that may be used by the fund to execute its overall investment program. Some of these holdings and investment practices are considered to be principal investment strategies of the fund and have already been described earlier in this prospectus while others are considered non-principal. Any of the following holdings and investment practices that were not already described in Section 1 of this prospectus are considered non-principal investment practices, but they may be used by the fund from time-to-time to help achieve its investment objective. The fund’s investments may be subject to further restrictions and risks described in the Statement of Additional Information.

Comment: The disclosure under the heading “Investment Policies and Practices” states the following:

For purposes of determining whether the fund invests at least 80% of its net assets in companies that are located in (or that have a majority of revenues generated) China, the fund relies on the country assigned to a security by MSCI Inc., a third-party provider of benchmark indexes and data services, or another unaffiliated data provider. The data providers use various criteria to determine the country to which a security is economically tied. Examples include the following: (1) the country under which the issuer is organized; (2) the location of the issuer’s principal place of business or principal office; (3) where the issuer’s securities are listed or traded principally on an exchange or over-the-counter market; and (4) where the issuer conducts the predominant part of its business activities or derives a significant portion (e.g., at least 50%) of its revenues or profits.

Please confirm the accuracy of the factors listed relative to how MSCI Inc. assigns a country to a security. If you use factors other than those listed above, please describe those factors, including in the summary section.

Response: We note that we intend to modify this disclosure as described in response to an earlier comment. As stated in the prospectus disclosure mentioned above, the fund relies on the country assigned to a security by MSCI Inc. or another unaffiliated data provider. Each data provider uses their own set of factors to assign a country classification, and their criteria may change over time. As such, the factors disclosed are not meant to be an exhaustive list of the criteria that a data provider may use but are examples of the factors that the data providers use. We confirm that the criteria used by MSCI Inc. are in included in the list of factors.

Statement Additional Information

Comment: With respect to policy 1 in the recital of the funds’ fundamental investment policies under the heading “Investment Restrictions,” sub-policies (a) and (b) refer to 33 1/3% while sub-policy (c) (Spectrum funds) refers to a 30% limit. Please supplementally explain why the spectrum funds have 30% limit while the others do not.

Response: The Spectrum Funds incepted in 1990. Since their inception, the funds have had the following fundamental policy:

The funds may not borrow money, except the funds may borrow from banks or other Price Funds as a temporary measure for extraordinary or emergency purposes, and then only in amounts not exceeding 30% of total assets valued at market. The funds will not borrow in order to increase income (leveraging), but only to facilitate redemption requests that might otherwise require untimely disposition of portfolio securities. Interest paid on any such borrowings will reduce net investment income.

Since this policy is fundamental and cannot be changed without shareholder approval, we do not intend to modify this policy at this time.

Comment: With respect to policy 9 in the recital of the funds’ fundamental investment policies under the heading “Investment Restrictions,” please reconcile the parenthetical included in this policy with the parenthetical included in policy 8 above. Specifically, “securities of other investment companies” is missing from policy 9.

Response: We intend to add “securities of other investment companies” to the parenthetical in policy 9 for consistency with policy 8.

* * * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-5024.

/s/Vicki S. Horwitz

Vicki S. Horwitz

Vice President and Legal Counsel, T. Rowe Price Associates, Inc.